OHIO VALLEY ELECTRIC CORPORATION

                             AND SUBSIDIARY COMPANY



                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1996 AND 1995

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants



To the Board of Directors,
      Ohio Valley Electric Corporation:


We have audited the accompanying consolidated balance sheets of OHIO VALLEY ELECTRIC CORPORATION (an Ohio corporation) and its subsidiary company, INDIANA-KENTUCKY ELECTRIC CORPORATION (an Indiana corporation), as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Valley Electric Corporation and its subsidiary company as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




Columbus, Ohio,
   March 21, 1997.

                        OHIO VALLEY ELECTRIC CORPORATION

                             AND SUBSIDIARY COMPANY


                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1996 AND 1995

                  ASSETS                            1996              1995
                  ------                        ------------      ------------

ELECTRIC PLANT -- at original cost -
  Ohio Valley Electric Corporation              $269,307,341      $268,915,431
  Indiana-Kentucky Electric Corporation          386,770,022       384,901,718
                                                ------------      ------------
                                                 656,077,363       653,817,149
  Less-Accumulated provisions for
      depreciation and amortization              585,032,275       575,433,410
                                                ------------      ------------
                                                  71,045,088        78,383,739
  Construction work in progress                    8,297,408         7,938,958
                                                ------------      ------------
                                                  79,342,496        86,322,697
                                                ------------      ------------
INVESTMENTS AND OTHER:
  Special funds held by trustee     ---                              1,933,979
                                                ------------      ------------
                                    ---                              1,933,979
                                                ------------      ------------
CURRENT ASSETS:
  Cash and cash equivalents                        3,009,372         4,779,628
  Accounts receivable                             17,223,111        20,832,872
  Interest receivable                                  1,021             1,126
  Coal in storage, at average cost                18,411,661        12,008,455
  Coal sold under agreement to repurchase         19,000,000        21,000,000
  Materials and supplies, at average cost         18,807,525        19,138,253
  Property taxes applicable to subsequent years    3,600,000         3,800,000
  SO2 Allowances                                      32,197            ---
  Refundable Federal income taxes                  1,885,551            ---
  Prepaid expenses and other                       1,076,180           730,201
                                                ------------      ------------
                                                  83,046,618        82,290,535
                                                ------------      ------------
DEFERRED CHARGES AND OTHER:
  Unamortized debt expense                           357,126           397,177
  Future Federal income tax benefits              60,661,824        58,982,590
  Unrecognized postemployment benefits expense     1,265,593         1,353,348
  Unrecognized pension expense                     9,559,181         8,995,953
  Unrecognized postretirement benefits expense    35,065,000        33,485,000
  Deferred depreciation                            4,130,807         2,364,518
  Prepaids and other                                 800,365           239,444
                                                ------------      ------------
                                                 111,839,896       105,818,030
                                                ------------      ------------

TOTAL ASSETS                                    $274,229,010      $276,365,241
                                                ============      ============

                        OHIO VALLEY ELECTRIC CORPORATION

                             AND SUBSIDIARY COMPANY


                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1996 AND 1995


            CAPITALIZATION AND LIABILITIES          1996              1995
            ------------------------------      ------------      ------------

CAPITALIZATION:
  Common stock, $100 par value -
      Authorized, 300,000 shares;
      outstanding, 100,000 shares               $ 10,000,000      $ 10,000,000
  Senior secured notes                            64,666,520        70,727,840
  Retained earnings                                2,430,811         1,605,888
                                                ------------      ------------
                                                  77,097,331        82,333,728
                                                ------------      ------------
CURRENT LIABILITIES:
  Note payable maturing in one year                8,500,000         9,000,000
  Current portion of long-term debt                6,061,320         5,682,480
  Accounts payable                                18,655,656        15,431,024
  Coal purchase obligation                        19,000,000        21,000,000
  Accrued taxes                                   10,109,199        10,780,129
  Deferred income                                     ---            1,753,468
  Accrued Federal income taxes                        ---              328,454
  Accrued interest and other                       4,446,499         4,121,138
                                                ------------      ------------
                                                  66,772,674        68,096,693
                                                ------------      ------------
DEFERRED CREDITS AND OTHER:
  Investment tax credits                          10,610,318        10,610,318
  Accrued pension liability                        9,559,181         8,995,953
  Customer advances for construction               6,873,000         6,903,040
  Net antitrust settlement                         4,111,809         4,111,809
  Deferred credit - tax benefits                  61,994,623        60,061,874
  Postretirement benefits obligation              35,065,000        33,485,000
  Postemployment benefits obligation               1,265,593         1,353,348
  Deferred credit - SO2 allowances                   879,481           413,478
                                                ------------      ------------
                                                 130,359,005       125,934,820
                                                ------------      ------------

TOTAL CAPITALIZATION AND LIABILITIES            $274,229,010      $276,365,241
                                                ============      ============

The accompanying notes to financial statements are an integral part of these balance sheets.


                        OHIO VALLEY ELECTRIC CORPORATION

                             AND SUBSIDIARY COMPANY


             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                    1996              1995
                                                ------------      ------------

OPERATING REVENUES:
  Sales of electric energy to:
      Department of Energy                      $223,789,842      $257,608,039
      Sponsoring Companies                        88,128,059        41,145,339
  Other                                              872,211           875,174
                                                ------------      ------------
      Total operating revenues                   312,790,112       299,628,552
                                                ------------      ------------
OPERATING EXPENSES:
  Fuel consumed in operation                     211,943,720       205,407,471
  Purchased power                                 12,117,320         4,000,973
  Other operations                                36,198,416        35,832,525
  Maintenance                                     33,453,773        29,343,947
  Depreciation                                     5,682,480         3,589,680
  Taxes, other than Federal income taxes           8,432,592         9,421,083

   Federal income taxes                             (331,940)        2,928,564
                                                ------------      ------------
      Total operating expenses                   307,496,361       290,524,243
                                                ------------      ------------

            Operating income                       5,293,751         9,104,309

OTHER INCOME (EXPENSE)                             2,372,794          (620,368)
                                                ------------      ------------
            Income before interest charges         7,666,545         8,483,941
                                                ------------      ------------
INTEREST CHARGES:
  Amortization of debt expense                        40,051            94,379
  Interest expense, net                            5,311,571         6,212,635
                                                ------------      ------------
      Total interest charges                       5,351,622         6,307,014
                                                ------------      ------------
      Net income                                   2,314,923         2,176,927

RETAINED EARNINGS, beginning of year               1,605,888           938,961

CASH DIVIDENDS ON COMMON STOCK                     1,490,000         1,510,000
                                                ------------      ------------

RETAINED EARNINGS, end of year                  $  2,430,811      $  1,605,888
                                                ============      ============

The accompanying notes to financial statements are an integral part of these statements.


                        OHIO VALLEY ELECTRIC CORPORATION

                             AND SUBSIDIARY COMPANY


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                    1996              1995
                                                ------------      ------------

CASH FROM OPERATIONS:
  Net income                                    $ 2,314,923       $  2,176,927
  Adjustments to reconcile net income to
      net cash provided by (used in) operating
      activities:
      Depreciation                                5,682,480          3,589,680
      Debt expense amortization                      40,051             94,379
      Future Federal income and deferred
        credit tax benefits                         253,515          1,462,832
      Changes in assets and liabilities:
          Accounts receivable                     3,609,761         (8,540,468)
          Interest receivable                           105                631
          Coal in storage and coal sold under
            agreement to repurchase              (4,403,206)          (608,356)
          Materials and supplies                    330,728            227,562
          Property taxes applicable to
            subsequent years                        200,000           (200,000)
          Prepaid expenses and other               (378,176)             2,505
          Accounts payable                        3,224,632         (1,666,711)
          Deferred income                        (1,753,468)         1,753,468
          Accrued taxes                          (2,884,935)         2,898,664
          Accrued interest and other                325,361            (53,178)
          Other                                     (94,878)          (449,058)
          Net cash provided by (used in)        -----------       ------------
            operating activities                  6,466,893            688,877
                                                -----------       ------------
INVESTING ACTIVITIES:
  Reimbursement for plant replacements
      and additional facilities                   2,749,245          5,079,097
  Net electric plant additions                   (3,247,893)       (15,318,421)
                                                -----------       ------------
          Net cash used in investing activities    (498,648)       (10,239,324)
                                                -----------       ------------
FINANCING ACTIVITIES:
  Special funds held by trustee                   1,933,979         10,622,900
  Note payable maturing in one year                (500,000)          (500,000)
  Senior secured notes                           (5,682,480)        (3,589,680)
  Coal purchase obligation                       (2,000,000)        21,000,000
  Lines-of-credit borrowings                          ---          (22,500,000)
  Dividends on common stock                      (1,490,000)        (1,510,000)
          Net cash provided by (used in)        -----------       ------------
            financing activities                 (7,738,501)         3,523,220
                                                -----------       ------------
NET INCREASE (DECREASE) IN CASH AND
      CASH EQUIVALENTS                          $(1,770,256)      $ (6,027,227)
                                                ===========       ============
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR    $ 4,779,628       $ 10,806,855
                                                -----------       ------------
CASH AND CASH EQUIVALENTS, END OF YEAR          $ 3,009,372       $  4,779,628
                                                ===========       ============
SUPPLEMENTAL DISCLOSURES:
INTEREST PAID                                   $ 6,680,670       $  7,624,944
                                                ===========       ============
FEDERAL INCOME TAXES PAID (RECEIVED)            $ 1,630,849       $   (427,155)
                                                ===========       ============
The accompanying notes to financial statements are an integral part of these statements.

                        OHIO VALLEY ELECTRIC CORPORATION

                             AND SUBSIDIARY COMPANY


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


(1)   SIGNIFICANT ACCOUNTING POLICIES

      The consolidated financial statements include the accounts of Ohio Valley Electric Corporation (OVEC) and its totally held subsidiary, Indiana-Kentucky Electric Corporation (IKEC), (collectively, the Companies). All intercompany transactions have been eliminated in consolidation.

      The United States of America, acting through the Department of Energy
      (DOE), has contracted, through December 31, 2005, to purchase power for its Portsmouth, Ohio, uranium enrichment plant from the Companies' facilities, which had a capability of approximately 2,240 megawatts (MW) during 1995 and ranged from 2,240 to 2,260 MW during 1996. Steps taken to comply with the Clean Air Act have resulted in fluctuations of the capability of the Companies' facilities. The contract demand ranged from 1,305 MW to 1,603 MW during 1996 and 1,274 MW to 1,878 MW during 1995, as provided under the DOE Power Agreement. Effective January 1, 1997, the contract demand was 1,670 MW.

      On July 1, 1993, the uranium enrichment processing responsibilities of the United States Government were transferred from DOE to the United States Enrichment Corporation (USEC). The USEC is a wholly owned government corporation and an agency and instrumentality of the United States of America. OVEC modified the DOE Power Agreement to permit DOE to resell the OVEC power to USEC.

      The proceeds from the sale of power to DOE and the sale of power to Sponsoring Companies (according to the terms of the Inter-Company Power Agreement) are designed to be sufficient for OVEC to meet its operating expenses and fixed costs, as well as earn a return on equity before Federal income taxes. The rate of return is subject to quarterly adjustment. In addition, the proceeds from power sales include debt amortization (in lieu of depreciation) and interest expense associated with financing. Depreciation expense on the 1996 and 1995 income statements represents an amount equal to debt service payments for the fuel switching facilities placed into service in 1994. The difference between debt service payments and straight-line depreciation on these facilities is recorded as deferred depreciation.

      Property additions and replacements are charged to utility plant accounts. The 1996 and 1995 costs of certain new or replaced property were billable currently under the terms of the DOE Power Agreement. Collections for incomplete projects are recorded as customer advances until completion of the related projects. Upon completion, the property is closed to plant in service and the related customer advance amount is transferred to accumulated depreciation. When property is replaced, any net removal cost is charged to DOE with an offsetting entry made to accumulated depreciation and no gain or loss is recognized in the income accounts. Repairs of property are charged to maintenance.

      The Companies have retained approximately $4.1 million remaining from a net settlement of antitrust damage suits and $10.6 million of undistributed investment tax credits which will be refunded to DOE and Sponsoring Companies on or before termination of the DOE and Inter-Company Power Agreements.

      Approximately 27% of the Companies' employees are covered by a collective bargaining agreement that expires August 31, 1999.

      For purposes of these statements, the Companies consider temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Certain reclassifications have been made to 1995 information to conform with 1996 presentation.

      In 1996, the Companies adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 did not have a material impact on the Companies' financial position and results of operations.

(2)   RELATED PARTY TRANSACTIONS

      Transactions with Sponsoring Companies during 1996 and 1995 included the sale of generated power to them, the purchase of power from them in order to supplement generated power to meet DOE's demand and minor transactions for services and materials. The Companies have a Lease Agreement with Louisville Gas and Electric Company; a Facility Agreement with The Cincinnati Gas & Electric Company; Arranged Power Agreements with Louisville Gas and Electric Company, The Cincinnati Gas & Electric Company, The Dayton Power and Light Company and American Electric Power Service Corporation as agent for the American Electric Power Companies; and Transmission Service Agreements with Louisville Gas and Electric Company, The Cincinnati Gas & Electric Company, The Dayton Power and Light Company, The Toledo Edison Company and Ohio Edison Company.

      Balances due from or to Sponsoring Companies at December 31:

                                                   1996              1995
                                                ----------        ----------

            Accounts receivable                 $5,473,020       $ 9,691,030
            Accounts payable                       107,451           200,384

      American Electric Power Company, Inc. and a subsidiary company own 44.2% of the common stock of OVEC. The following is a summary of the principal services received from the American Electric Power Service Corporation as authorized by the Companies' Boards of Directors:

                                                   1996              1995
                                                ----------        ----------

            General services                    $1,637,345       $ 1,840,879
            Specific projects                      265,211         1,045,786
                                                ----------        ----------
                                                $1,902,556       $ 2,886,665
                                                ==========        ==========

      The services are provided in accordance with the operating agreement dated December 15, 1956, between the Companies and the American Electric Power Service Corporation. During 1996 and 1995, amounts for specific projects consist primarily of services provided in conjunction with the Clean Air Act modifications.

(3)   COAL SUPPLY

      The Companies had a Coal Reserve and Supply Agreement with a nonaffiliated company to provide for financing the coal reserves at the OVEC and IKEC Generating Stations. The provisions of the Agreement included the terms of acquisition, storage and sale, at cost, to the Companies of such coal as needed for consumption. Charges to cover the nonaffiliate's services were $1,217,502 for 1996 and $1,309,414 for 1995. The coal owned by the nonaffiliated company is reflected as "Coal Sold Under Agreement to Repurchase" with a corresponding amount reflected as "Coal Purchase Obligation" in the accompanying balance sheets. At December 31, 1996 and 1995, coal sold under agreement to repurchase was $ 19,000,000 and $21,000,000, respectively.

      As part of the Companies' Clean Air Act compliance strategy, OVEC terminated one of its coal contracts and reduced the future purchases under another coal contract subsequent to December 31, 1996. The termination charges of approximately $3.9 million will be recovered under the terms of the DOE Power Agreement and the Inter-Company Power Agreement.

      The Companies have coal supply agreements with certain nonaffiliated companies that expire at various dates from the years 1999 through 2004. Pricing for coal under these contracts is subject to contract provisions and adjustments.

(4)   BORROWING ARRANGEMENTS AND SENIOR SECURED NOTES

      On June 23, 1992, OVEC obtained a $10 million term loan agreement. As of December 31, 1996 and 1995, there were balances of $8.5 million and $9 million, respectively, outstanding under the agreement. The agreement expired on January 31, 1997 at which time the Company paid $900,000 and issued a note for the remaining $7.6 million. The note bears a fixed interest rate of 6.1875% and matures July 31, 1997.

      OVEC had bank lines of credit with borrowing limits of $25 million in 1996 and 1995. The current lines of credit were renewed in December 1996 and will expire on December 31, 1997. At December 31, 1996 and 1995, there were no amounts outstanding on the lines of credit. Interest accrues on outstanding borrowings at the bank's fluctuating or fixed base rate. Interest expense related to lines-of-credit borrowings was $0 in 1996 and $468,822 in 1995. During 1996 and 1995, OVEC incurred quarterly service fees of one-eighth and three-sixteenths of one percent, respectively, based on the borrowing limits of the lines of credit.

      OVEC financed a portion of the Clean Air Act modifications through the issuance of a private debt placement of $80 million of senior secured notes (Notes) with several institutional investors. The placement consisted of $40 million of Series A Notes, bearing interest at a monthly coupon rate of 6.37% per annum, and $40 million of Series B Notes, bearing interest at a monthly coupon rate of 6.57% per annum. The Notes will mature on December 1, 2005. OVEC used the proceeds from the issuance of the Notes to fund the modifications of the IKEC Generating Station relating to the Clean Air Act Amendments of 1990. Unrequired proceeds of $0.2 million and investment income of $1.8 million were returned to note holders by satisfying monthly interest payments and DOE was credited for $2 million in 1996. The monthly principal and interest payments of $871,640 are fixed from June 1, 1995 until maturity. The principal and interest payments payable by OVEC are billable to DOE under the terms of the DOE Power Agreement. The principal balance outstanding was $70.7 million and $76.4 million as of December 31, 1996 and 1995, respectively. Debt proceeds used to finance construction at IKEC are reflected as noninterest-bearing intercompany advances in the accompanying financial statements.

(5)   IRREVOCABLE LETTER OF CREDIT

      IKEC established an irrevocable standby letter of credit, effective July 15, 1995, up to an aggregate amount of $7,668,333 as security for closure and post-closure costs related to the dry fly ash landfill located at IKEC's Generating Station. This letter of credit was established to fulfill financial responsibility requirements under Indiana law. The letter of credit expires July 15, 1997, but automatically will be extended for a period of one year on that and each successive expiration date unless the State of Indiana Department of Environmental Management and IKEC are notified one hundred twenty days prior to the expiration date. IKEC is assessed service fees of three-eighths of one percent of the aggregate amount of the letter of credit. Any site remediation costs would be reimbursable costs under the terms of the DOE Power Agreement.

(6)   FEDERAL INCOME TAXES

      OVEC and IKEC file a consolidated Federal income tax return. All current Federal income tax financial reporting entries are recorded on OVEC's books. Deferred taxes, resulting from differences between the tax and book bases of assets and liabilities, have been recorded on a separate company basis.

      OVEC and IKEC record deferred tax charges or credits based on differences between book and tax bases of assets and liabilities measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax charges or credits are adjusted for future changes in tax rates.

      The deferred Federal income tax benefits represent deferred taxes on depreciation differences, as well as a gross-up requirement on the unamortized investment tax credit balance and other miscellaneous timing differences. OVEC and IKEC have recorded offsetting amounts reflected as deferred credit-tax benefits representing the amount of deferred tax assets that may be refunded to DOE and Sponsoring Companies, pursuant to the applicable agreements among the parties, as the deferred tax assets are realized.

      A reconciliation of the Federal statutory rate to taxes on income for the years ended December 31 is as follows:

                                                   1996              1995
                                                -----------       ----------

            Tax expense at statutory rate       $   674,214      $ 1,735,867

            Tax on replacements and additional
              facilities, net                    (1,097,229)         908,515

            Other items, net                         91,075          284,182
                                                -----------       ----------
            Tax (benefit) expense on income
              statement                         $  (331,940)     $ 2,928,564
                                                ===========       ==========

            Effective tax rate                        (16.7)%           57.4%
                                                ===========       ==========

      The Companies do not reflect a deferred income tax for the difference between book and tax depreciation on certain assets for which the DOE Power Agreement provides for the flow through of such difference. In 1996, the tax benefit was a result of the excess of 1995 tax depreciation over 1995 book depreciation reflected in the 1996 rates to DOE.

      Federal income tax (benefit) expense for the years ended December 31 consists of the following:

                                                   1996              1995
                                                -----------       ----------

            Federal income tax currently
              payable (refundable)              $  (605,124)     $ 1,445,852

            Increase resulting from:

              Deferred taxes -
                  Excess of tax over book
                  depreciation on pollution control
                  facilities and other              253,515        1,462,832

               Rights-of-way and clearing rights-of-
                  way depreciation not charged
                  against book income                19,669           19,880
                                                -----------       ----------
            Total Federal income tax
               (benefit) expense                $  (331,940)     $ 2,928,564
                                                ===========       ==========

(7)   PENSION AND SAVINGS PLANS

      The Companies have a noncontributory defined benefit pension plan (the
      Plan) covering substantially all of their employees. The benefits are based on years of service and each employee's highest consecutive thirty-six month compensation period. Employees are vested in the Plan after five years of service with the Companies.

      Pension expense for 1996 and 1995 was $829,182 and $1,058,268, respectively. Expense is recognized as amounts are contributed to the Plan, and the funding policy is to contribute the maximum amount that can be deducted for Federal income tax purposes. The accumulated difference between recorded pension expense and the yearly net periodic pension expense as calculated under SFAS No. 87 is billable under the DOE Power Agreement when contributed to the pension fund.

      The net periodic pension expense as actuarially determined for the years ended December 31, 1996 and 1995, included the following components:

                                                   1996              1995
                                                -----------       ----------

            Service cost - benefits earned
              during the year                   $ 2,158,164      $ 1,848,771
            Interest cost on projected benefit
              obligation                          5,665,385        5,508,306
            Actual return on Plan assets         (4,839,978)     (11,467,819)
            Net amortization and deferral        (1,591,161)       5,479,165
                                                -----------       ----------
            Net periodic pension expense        $ 1,392,410      $ 1,368,423
                                                ===========       ==========

      The Plan's assets consist of individual annuities which were purchased from the inception of the Plan through 1970 and a group annuity contract. The following table sets forth the Plan's funded status and the net accrued pension expense recognized on the balance sheets at December 31, 1996 and 1995:

                                                   1996              1995
                                                -----------       ----------

            Actuarial present value of
              benefit obligations:
                  Vested benefits               $63,953,845      $64,820,395
                  Nonvested benefits              6,810,784        6,702,790
                                                -----------       ----------
            Accumulated benefit obligation      $70,764,629      $71,523,185
                                                ===========       ==========
            Plan assets at fair value           $94,282,096      $93,178,403
            Actuarial present value of projected
              benefit obligation for service
              rendered to date                   85,379,588       87,704,281
                                                -----------       ----------
            Plan assets in excess of projected
              benefit obligation                  8,902,508        5,474,122
            Unrecognized net gain from past
               experience                       (26,759,009)     (23,275,075)
            Unrecognized prior service cost       8,536,320        9,083,000
            Unrecognized net obligation being
              amortized over approximately 16 years(239,000)        (278,000)
                                                -----------       -----------

            Net accrued pension expense         $(9,559,181)     $(8,995,953)
                                                ===========       ===========

      The weighted-average discount rates were 7.0% and 6.5%, respectively, at December 31, 1996 and 1995, and the expected long-term rate of return on assets used in determining the actuarial present value of the projected benefit obligation was 7.0% for 1996 and 1995. The rate of increase in future compensation levels was 4.5% in 1996 and 1995.

      The Companies have a trusteed defined contribution supplemental pension and savings plan which includes 401(k) features and is available to employees who have met eligibility requirements. Company contributions to the savings plan are made in amounts equal to 50% of the employee-participants' contributions up to 6% of regular compensation. Benefits to participating employees are based solely upon amounts contributed to the participants' accounts and investment earnings. By its nature, the plan is fully funded at all times. The cost of the savings plan for 1996 and 1995 was $791,716 and $789,469, respectively.

(8) POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS AND POSTEMPLOYMENT BENEFITS

      The Companies provide certain health care and life insurance benefits for retired employees. Substantially all of the Companies' employees become eligible for these benefits if they reach retirement age while working for the Companies. These and similar benefits for active employees are provided through employer funding and insurance policies.

      The Companies record the expected cost of postretirement benefits over the service period during which such benefits are earned. The 1992 modification of the DOE Power Agreement provides cost recovery provisions for these accrued postretirement health care and life insurance benefits. As of December 31, 1996 and 1995, the plan was unfunded.

      The cost of these benefits for all recipients for 1996 and 1995 was $2,898,000 and $3,097,000, respectively. Cash payments for such benefits in 1996 and 1995 for retirees were $1,318,000 and $1,086,000, respectively, and were expensed and billed to DOE under the terms of the DOE Power Agreement. The remaining accrued postretirement benefit obligation has been recorded as a deferred liability with a corresponding deferred charge, representing the unrecognized postretirement benefits costs billable in the future under the terms of the DOE Power Agreement.

      The postretirement cost components for 1996 and 1995 were as follows:

                                                   1996              1995
                                                -----------       ----------

            Service cost - benefits earned
              during the period                 $   864,000      $   837,000
            Interest cost on service cost and
               projected benefits obligation      2,034,000        2,260,000
                                                -----------       ----------

            Net postretirement benefits cost    $ 2,898,000      $ 3,097,000
                                                ===========       ==========

      The accrued postretirement benefits liability as of December 31, 1996 and 1995, is as follows:

                                                   1996              1995
                                                -----------       ----------


            Accumulated postretirement benefits
              obligation:
                  Retirees, dependents and surviving
                     spouses                    $14,921,000      $13,758,000
                  Active employees
                  fully eligible                  1,674,000        2,170,000
                  Active employees
                  not fully eligible             15,479,000       14,911,000
                                                -----------       ----------
            Total accumulated postretirement
              benefits obligation                32,074,000       30,839,000

            Unrecognized net (loss)/gain          2,991,000        2,646,000
                                                -----------       ----------
            Accrued postretirement benefits
              liability                         $35,065,000      $33,485,000
                                                ===========       ==========

      The actuarial assumptions used to determine the accumulated postretirement benefits obligation included weighted-average discount rates of 7.0% and 6.5% at December 31, 1996 and 1995, and the rate increases in future compensation levels were 4.5% at December 31, 1996 and 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation at December 31, 1996, was 10%, gradually declining to 5.5% in 2005 and thereafter. A one-percentage point increase in the health care cost trend rate would increase the 1996 interest and service costs by approximately $366,000 and the accumulated postretirement benefits obligation as of December 31, 1996, by $3,037,000.

      In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires the Companies to accrue the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Such benefits include, but are not limited to, salary continuations, supplemental unemployment, severance, disability (including workers' compensation), job training, counseling and continuation of benefits such as health care and life insurance coverage.

      The Companies adopted the standard in 1994. The liability is offset with a corresponding deferred charge and represents unrecognized postemployment benefits billable in the future under the terms of the DOE Power Agreement. The accrued cost of such benefits was $1,265,593 and $1,353,348 at December 31, 1996 and 1995, respectively.

(9)   ENVIRONMENTAL MATTERS

      The Clean Air Act Amendments of 1990 required the Companies to reduce their annual sulfur dioxide emissions beginning January 1, 1995. The Companies selected a fuel switching strategy to comply with the emission restrictions. The Companies received $466,003 and $413,478 in 1996 and 1995, respectively, from the United States Environmental Protection Agency (EPA) as a result of the mandatory sale of certain of OVEC's and IKEC's sulfur dioxide (SO2) emission allowances. The sale of allowance proceeds have been recorded as a deferred credit on the financial statements. In 1995, OVEC purchased $925,450 in SO2 allowances to replace allowances sold by the EPA. In 1996, OVEC purchased $2,850,000 in SO2 allowances in order to remain in compliance with emission restrictions for 1996. Subsequent to year end, OVEC entered into a contract to purchase $18,748,800 in SO2 allowances for vintage years 2003 and prior. The cost of such allowances are included in the cost of fuel consumed when used.

      The generation of electricity involves the use of materials and the creation of by-products that are environmentally regulated. The Companies have incurred substantial costs over the years to store and dispose of these materials and by-products. The capital expenditures and operating expenses are recoverable under the terms of the DOE and Inter-Company Power Agreements. New environmental laws and regulations could result in significant additional costs to the Companies to maintain compliance.

      On December 19, 1996, the U.S. EPA issued final Title IV NOx regulations. These regulations established the NOx emission limits for Phase II, Group II Boilers which include those at the OVEC and IKEC Generating Stations. The emission rate for the OVEC-IKEC boilers is 0.84 lb/mmBtu and is based on retrofit of gas reburning or selective catalytic reduction (SCR) and must be complied with by January 1, 2000. The Companies have retained an outside consultant to estimate the cost of compliance utilizing the SCR technology. The cost of compliance with the NOX regulations could be substantial.

(10)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards No. 107 (SFAS 107) requires disclosure of the fair value of certain financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value may be based on quoted market prices for the same or similar financial instruments or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

      The estimates of fair value required under SFAS No. 107 require the application of broad assumptions and estimates. Accordingly, any actual exchange of such financial instruments could occur at values significantly different from the amounts disclosed. As cash and temporary cash investments, current receivables, current payables, and certain other short-term financial instruments are all short term in nature, their carrying amounts approximate fair value. The fair value of the senior secured notes was estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

                                                   1996              1995
                                                -----------       ----------


            Fair value                          $67,996,634      $78,870,879
            Recorded value                       70,727,840       76,410,320

(11)  OPERATING LEASE

      OVEC has entered into an operating lease to secure railcars for the transportation of coal in connection with the fuel switching modifications at the IKEC Generating Station. The basic term of the lease extends through December 30, 2005, with semiannual lease payments beginning June 30, 1995. The annual lease cost is $2,113,820 per year through the term of the agreement.